SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

     [X] FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

     For the fiscal year ended December 31, 1998

       [ ]2 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

           For the transaction period from ____________ to __________

Commission file number: 000-22026

A. Full title of the plan and the address of the plan,if different from that of the issuer name below:

                  RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                                 RENT-WAY, INC.
                                ONE RENTWAY PLACE
                            ERIE, PENNSYLVANIA 16505

                              REQUIRED INFORMATION

CONTENTS



    Report of Independent Accountants                                                                                 3

    Financial Statements:

       Statement of Net Assets Available for Benefits, With Fund Information at
         December 31, 1998                                                                                            4

       Statement of Net Assets Available for Benefits, With Fund Information at
         December 31, 1997                                                                                            5

       Statement of Changes in Net Assets Available for Benefits, With Fund
         Information for the year ended December 31, 1998                                                             6

       Notes to Financial Statements                                                                                 7-9

    Supplemental Schedules:

       Item 27a - Schedule of Assets Held for Investment Purposes at
         December 31, 1998                                                                                           10

       Item 27d - Schedule of Reportable Transactions for the year ended
         December 31, 1998                                                                                           11


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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefits Committee,
Participants and Administrator of
Rent-Way, Inc. 401(k) Retirement Savings Plan:

     In our opinion,  the  accompanying  statements of net assets  available for benefits  and the  related  statements  of changes in net assets  available  for benefits present fairly, in all material respects,  the net assets available for benefits of the Rent-Way,  Inc. 401(k)  Retirement  Savings Plan (the "Plan") at
December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the year ended  December 31, 1998 in conformity  with generally
accepted   accounting   principles.   These   financial   statements   are   the
responsibility  of the Plan's  management;  our  responsibility is to express an opinion on these  financial  statements  based on our audits.  We conducted  our audits of these  statements  in  accordance  with  generally  accepted  auditing standards which require that we plan and perform the audit to obtain  reasonable
assurance   about  whether  the  financial   statements  are  free  of  material
misstatement.  An audit includes examining, on a test basis, evidence supporting
the  amounts  and  disclosures  in  the  financial  statements,   assessing  the
accounting  principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions as of and for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. The fund information in the statements of changes in net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
June 18, 1999


















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



RENT-WAY, INC.
Statement of Net Assets Available for Benefits, With Fund Information for the
Year Ended December 31, 1998


                                                                  PUTNAM
                                                     THE          CONVERTIBLE
                                        PUTNAM       GEORGE       INCOME-            THE PUTNAM
                                        MONEY        PUTNAM       GROWTH             GROWTH AND     PUTNAM NEW         PUTNAM
                                        MARKET       FUND OF      TRUST              INCOME         OPPORTUNITIES      VOYAGER II
                                        FUND         BOSTON       FUND               FUND           FUND               FUND
   ---------------------------------- ------------ ------------- ----------------- ---------------- ------------------ -------------
    Investments:
     Investments, at fair value                       $ 610,167   $  193,487        $  641,386       $    731,940      $  2,274,821
     Cash equivalents                     $ 287,234
     Employer contributions receivable
     Participants contributions receivable    5,754       8,090        4,398            28,238             34,582            32,379
     Participant notes receivable

            Total assets                  $ 292,988     618,257      197,885           669,624            766,522         2,307,200
                                          ---------    --------    ---------        ----------       ------------      ------------


    Net assets available for plan
        benefits                          $ 292,988   $ 618,257    $ 197,885        $  669,624       $    766,522      $  2,307,200
                                          =========   =========    =========        ==========       ============      ============







                                                  PUTNAM            PUTNAM
                                                  INTERNATIONAL     HIGH YIELD                      RENT-WAY
                                                  GROWTH            TRUST                LOAN        STOCK
                                                  FUND              FUND                 FUND        FUND            TOTAL
   ------------------------------------ --------------------------- --------------- ------------- ------------- -----------------
    Investments:


        Investments, at fair value              $  360,382           $ 49,751               -      $ 2,369,864   $   7,231,798
        Cash equivalents                                                                                         $     287,234
        Employer contribution receivable                                                                63,791          63,791
        Participants contributions receivable       13,653              4,711           1,881           25,783         159,469
        Participant notes receivable                     -                  -         236,247                -         236,247
                                                ----------           --------       ---------      -----------   -------------

            Total assets                           374,035             54,462         238,128        2,459,438       7,978,539
                                                ----------           --------       ---------      -----------   -------------


    Net assets available for plan benefits      $  374,035           $ 54,462       $ 238,128      $ 2,459,438   $   7,978,539
                                                ==========           ========       =========      ===========   =============






The accompanying notes are an integral part of these financial statements.

















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
                                                                                                                                4


RENT-WAY, INC.
Statement of Net Assets Available for Benefits, With Fund Information for the Year Ended December 31, 1997

                                                                  PUTNAM
                                                     THE          CONVERTIBLE
                                        PUTNAM       GEORGE       INCOME-            THE PUTNAM
                                        MONEY        PUTNAM       GROWTH             GROWTH AND     PUTNAM NEW          PUTNAM
                                        MARKET       FUND OF      TRUST              INCOME         OPPORTUNITIES       VOYAGER II
                                        FUND         BOSTON       FUND               FUND           FUND                FUND
   ---------------------------------- ------------ ------------- ----------------- ---------------- ------------------ -------------
    Investments:
      Investments, at fair value         $ 108,548   $ 97,304      $  45,815         $  366,545       $    384,368       $  848,907
      Cash equivalents
      Employer contributions receivable
      Participants contributions receivable  1,531      1,468            767             11,024             19,707           13,262
      Participant notes receivable

            Total assets                   110,079     98,772         46,582            377,569            404,075          862,169
                                         ---------   --------      ---------         ----------       ------------       ----------

    Net assets available for plan
         benefits                        $ 110,079   $ 98,772      $  46,582         $  377,569       $    404,075       $  862,169
                                         =========   ========      =========         ==========       ============       ==========









                                             PUTNAM                 PUTNAM
                                             INTERNATIONAL          HIGH YIELD                      RENT-WAY
                                             GROWTH                 TRUST              LOAN          STOCK
                                             FUND                   FUND               FUND          FUND       TOTAL
   ------------------------------------ --------------------------- --------------- ------------- ------------- -----------------
    Investments:
        Investments, at fair value             $   243,730          $ 34,058                 -    $ 1,548,346   $  3,569,073
        Cash equivalents                                                                                        $    108,548
        Employer contributions receivable                                                              26,839         26,839
        Participants contributions receivable        6,641             1,945        $    2,713          9,955         69,013
        Participant notes receivable                     -                 -           101,637              -        101,637
                                               -----------          --------        ----------    -----------   ------------

              Total assets                         250,371            36,003           104,350      1,585,140      3,875,110
                                               -----------          --------        ----------    -----------   ------------


    Net assets available for plan benefits     $   250,371          $ 36,003        $  104,350    $ 1,585,140   $  3,875,110
                                               ===========          ========        ==========    ===========   ============





The accompanying notes are an integral part of these financial statements.
















                                                                              5


RENT-WAY, INC.
Statement of Changes in Net Assets Available for Benefits, With Fund Information for theYear Ended December 31, 1998

                                             THE         PUTNAM          THE
                                 PUTNAM      GEORGE      CONVERTIBLE     PUTNAM                                      PUTNAM
                                 MONEY       PUTNAM      INCOME-         GROWTH-     PUTNAM NEW        PUTNAM        INTERNATIONAL
                                 MARKET      FUND OF     GROWTH          INCOME      OPPORTUNITIES     VOYAGER II    GROWTH
                                 FUND        BOSTON      TRUST FUND      FUND        FUND              FUND          FUND
------------------------------ ------------- ----------- ------------- ------------ ------------------ ------------- --------------
 Net appreciation (depreciation)              $ (33,358)  $ (23,321)    $  19,002    $ 106,797       $   166,250     $ 41,890
  in fair market value of assets
   Interest                     $    1,462          403         168         1,460        3,166             2,964        1,355
   Dividends                        11,669       52,771      22,537        53,926       22,580            83,703       10,370
                                ----------    ---------   ---------     ---------    ---------        ----------     --------
                                    13,131       19,816        (616)       74,388      132,543           252,917       53,615

 Contributions:
   Participants                     63,853       53,565      31,798       269,882      317,311           308,307      118,668
      Employer's                         -            -           -             -            -                 -            -
      Transfer of assets           105,808      527,277     147,502             -            -         1,275,753            -
      Loan principal repayments     24,594        1,339         924        13,325       19,553            18,195       12,040
                                ----------    ---------   ---------     ---------    ---------       -----------     --------
                                   194,255      582,181     180,224       283,207      336,864         1,602,255      130,708
                                ----------    ---------   ---------     ---------    ---------       -----------     --------
         Total additions           207,386      601,997     179,608       357,595      469,407         1,855,172      184,323


Deductions:
     Withdrawals                   142,626       78,004      22,562        53,008       57,582           330,514        40,263
     Loans                           7,248        2,411       2,981        12,315       26,790            31,261         9,099
                                ----------    ---------   ---------     ---------    ---------       -----------      --------
         Total deductions          149,874       80,415      25,543        65,323       84,372           361,775        49,362


Net increase                        57,512      521,582     154,065       292,272      385,035         1,493,397       134,961
                                ----------    ---------   ---------     ---------    ---------       -----------      --------

Transfer between funds             125,397       (2,097)     (2,762)         (217)     (22,588)          (48,366)      (11,297)
                                ----------    ---------   ---------     ---------    ---------       -----------      --------
Net increases                      182,909      519,485     151,303       292,055      362,447         1,445,031       123,664
Beginning net assets               110,079       98,772      46,582       377,569      404,075           862,169       250,371
                                ----------    ---------   ---------     ---------    ---------       -----------      --------

Ending net assets               $  292,988    $ 618,257   $ 197,885     $ 669,624    $ 766,522       $ 2,307,200     $ 374,035
                                ==========    =========   =========     =========    =========       ===========     =========




                                         PUTNAM
                                         HIGH YIELD        LOAN         RENT-WAY
                                         TRUST FUND        FUND         STOCK FUND           TOTAL
     ----------------------------------- -------------- --------------- ---------------- ---------------




    Additions to net assets attributed to:
      Net appreciation (depreciation) in
          fair value of assets               $ (7,623)    $  13,186      $  481,355       $  764,178
      Interest                                    160       (13,186)          2,048                -
      Dividends                                 4,066             -               8          261,630
                                             --------     ---------      ----------       ----------
                                               (3,397)            -         438,411        1,025,808

    Contributions:
      Participants                             30,926          (832)        252,792        1,446,270
      Employer's                                    -             -         454,848          454,848
      Transfer of assets                            -       132,180               -        2,188,520
      Loan principal repayments                   493      (101,331)         10,868                -
                                             --------     ---------      ----------       ----------
                                               31,419        30,017         718,508        4,089,638
                                             --------     ---------      ----------       ----------

                  Total additions              28,022        30,017       1,201,919        5,115,446

     Deductions:
       Withdrawals                              6,811        39,972         240,675        1,012,017
       Loans                                    2,140      (143,733)         49,488                -
                                             --------     ---------      ----------       ----------

              Total deductions                  8,951      (103,761)        290,163        1,012,017


        Net increase/decrease prior to
             interfund transfers               19,071       133,778         911,756        4,103,429
                                             --------      --------      ----------       ----------

        Transfer between funds                   (621)            -         (37,458)               -
                                             --------      --------      ----------       ----------
        Net increase/decrease                  18,459       133,778         874,298        4,103,429
        Net assets available for plan benefits,
             At beginning of year (Note 1)     36,003       104,350       1,585,140        3,875,110
                                             --------      --------      ----------       ----------

             At end of                       $ 54,462     $ 238,128     $ 2,459,438      $ 7,978,539










                                                                              6




RENT-WAY, INC.
Notes to Financial Statements
December 31, 1998 and 1997

1.       DESCRIPTION OF PLAN:

     The following description of the Rent-Way, Inc. 401(k) Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL: The Plan is a defined contribution plan covering all full-time employees of Rent-Way, Inc. (the "Company") who are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS: Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution equal to a specified percentage of the participant's contribution (up to a maximum of six percent of a participants' total compensation). Additional amounts may be contributed at the Company's discretion. All employer contributions are invested in the Company's common stock, with the exception that, to avoid the retention of idle funds, such contributions may be invested in cash equivalent securities for periods generally not exceeding thirty days.

     PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings. Allocations are based on participant earnings, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant's employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

     CASH EQUIVALENTS: Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, which are readily convertible into cash.

     INVESTMENT OPTIONS: Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of the investment options:

     o PUTNAM MONEY MARKET FUND -- Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

     o THE GEORGE PUTNAM FUND OF BOSTON -- The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

     o PUTNAM CONVERTIBLE INCOME-GROWTH TRUST FUND -- Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund's portfolio need not reflect all aspects of the fund's investment objectives.

     o THE PUTNAM GROWTH AND INCOME FUND -- The Putnam Growth and Income Fund seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

     o PUTNAM  NEW  OPPORTUNITIES  FUND -- Putnam New  Opportunities  Fund seeks
long-term   capital   appreciation.   Current   income  is  only  an  incidental
consideration.

     o PUTNAM VOYAGER II FUND -- Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.




                                                                              7


RENT-WAY, INC.
Notes to Financial Statements, continued
December 31, 1998 and 1997

1.       DESCRIPTION OF PLAN, CONTINUED:

     o PUTNAM INTERNATIONAL GROWTH FUND -- Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United Stated.

     o PUTNAM HIGH YIELD TRUST FUND -- Putnam High Yield Trust is registered under the Investment company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

     o RENT-WAY STOCK FUND -- This fund is comprised exclusively of Common Shares, without par value of the Company (Common Shares). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the trustee votes the proxy for the participant's Common Shares. Common Shares purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Stock Fund.

     PARTICIPANT LOANS: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed 5 years except in the case of a loan for the purpose of acquiring any house, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 6 percent to 10 percent. Principal and interest are paid at least quarterly.

     PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     FORFEITED ACCOUNTS: At December 31, 1998 and 1997, forfeited nonvested accounts totaled $53,523 and $38,436, respectively. These amounts are used to fund administrative expenses otherwise funded by the Company.

     PLAN TERMINATION: Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.

     ADMINISTRATIVE EXPENSES: Administrative expenses of the Plan are paid by the Company.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual basis of accounting.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect


                                                                             8

RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, continued
DECEMBER 31, 1998 and 1997


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

     INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at the last sales price of the last business day of the year. Participant notes receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS:  Benefits are recorded when paid.


3.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

     There were no differences between net assets available for plan benefits at December 31, 1998 and 1997 or between changes in net assets available for plan benefits for the year ended December 31, 1998 per the financial statements and the respective Form 5500's. In addition, investments at fair value per the financial statements and Form 5500 agree in total. However, minor differences (less than $100) of the amount of investments at fair value within certain individual investment funds exist between the 1998 financial statements and the 1998 Form 5500.

4.       TAX STATUS:

     The Internal Revenue Service has determined and informed the Employer by a letter dated January 27, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

5.       TRANSFER OF ASSETS:

     In 1998, the Company acquired Champion Rentals, Inc. ("Champion"). The Plan was amended to allow employees of Champion, who have met the eligibility requirements of the Plan, to become participants in the Plan effective June 30, 1998. Accordingly, investments of $2,188,520 were transferred from the Champion Rent to Own 401 (k) Plan to the Plan's investment funds in July, 1998.

















                                                                                                                                  9


RENT-WAY, INC.
Schedule of Assets Held for Investment Purposes - Item 27a
December 31, 1998


                                                                                                                      CURRENT
                         ISSUE                      DESCRIPTION                                     COST               VALUE
                -------------------------- --------------------------------------------------- --------------- ---------------------
                 Putnam Investments        Putnam Money Market Fund*                           $     287,234           287,234
                                           The George Putnam Fund of Boston*                         635,567           610,167
                                           Putnam Convertible Income -Growth Trust Fund*                   -                 -
                                           Trust Fund                                                215,300           193,487
                                           The Putnam Growth and Income Fund*                        634,072           641,386
                                           Putnam New Opportunities Fund*                            605,654           731,940
                                           Putnam Voyager II Fund                                  1,967,722         2,274,821
                                           Putnam International Growth Fund*                         318,035           360,382
                                           Putnam High Yield Trust Fund*                              56,978            49,751
                                           Loan Fund                                                     N/A           236,247
                                           Rent-Way Stock Fund**                                   1,535,114         2,369,864


*        These  investment  options  are  interests  in  registered   investment
         companies therefore the securities do not have maturity dates, rates of interest, collateral, par or maturity values.

** The Rent-Way Stock Fund includes sponsoring company common stock therefore maturity dates, rates of interest, collateral, par or maturity values are not applicable.




































                                                                                                                                 10



RENT-WAY, INC.
Schedule of Reportable Transactions - Form 5500, Item 27d
Year Ended December 31, 1998



                                                                                                       CURRENT
                                                                            EXPENSE                    VALUE OF
                                                                            INCURRED WITH              ASSET ON
                                           PURCHASE   SELLING    LEASE      TRANSACTIONS    COST OF    TRANSACTION   NET GAIN
PARTY                DESCRIPTION           PRICE      PRICE      RENTAL                     ASSET      DATE          OR (LOSS)
-------------------- -------------------- ---------- --------  ---------- -------------    ---------- -----------    --------

Individual
Purchase
Transactions
------------

None

Series of Purchase
/ Sale Transactions
-------------------

Putnam Investments   The Putnam Growth and
                     Income Fund            $ 354,508       N/A      N/A       $     -       $ 354,508   $  354,508  $      -

                     Putnam Voyager II Fund   427,232       N/A      N/A             -         427,232      427,232         -

                     Putnam Voyager II Fund       N/A   $  443,321   N/A             -         461,997      443,321         -

                     Putnam New Opportunities
                     Fund                     357,414       N/A      N/A             -         357,414      357,414         -

                     Rent-Way Stock Fund      834,637       N/A      N/A             -         834,637      834,637         -

                     Rent-Way Stock Fund          N/A      493,641   N/A             -         309,024      493,641   184,617

                     Putnam Money Market Fund 224,240       N/A      N/A             -         224,240      224,240         -






































RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

Signatures


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            RENT-WAY, INC. 401(k) RETIREMENT
Date:  June 30, 1999                                 SAVINGS PLAN

                                                By: /s/ Jeffrey A. Conway
                                              -----------------------------
                                                Jeffrey A. Conway, Trustee










                               INDEX TO EXHIBITS


Exhibit No.           Name
-----------           ----
    23                Consent of PricewaterhouseCoopers LLP